UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

INTERMUNE, INC.
(Name of Subject Company)

ROCHE HOLDINGS, INC.
KLEE ACQUISITION CORPORATION
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

45884X103
(Cusip Number of Class of Securities)

Frederick C. Kentz III
Roche Holdings, Inc.
1 DNA, MS #24,
South San Francisco, CA 94080
Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO (as previously amended, together with any subsequent amendments thereto and together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on August 29, 2014 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Klee Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”).  This Amendment No. 2 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of InterMune, Inc., a Delaware corporation, at a purchase price of $74.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”).  The expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless the offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Offer to Purchase.  Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Items 1 through 9, and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the two paragraphs under the heading “16. Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” of the Offer to Purchase in their entirety and replacing them with:

“On August 28, 2014, InterMune and its directors were named as defendants in a purported stockholder class action lawsuit filed in the Superior Court of California, San Mateo County: Kimberly Walters v. InterMune, Inc.et al., CIV 530186. The case was a putative class action brought by purported stockholders of InterMune alleging, among other things, that InterMune’s directors breached their fiduciary duties to InterMune’s stockholders by approving the Merger Agreement and that InterMune, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint sought, among other things, an order enjoining the proposed transaction. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(xii) to the Schedule TO and is incorporated herein by reference. On September 8, 2014, the plaintiff in the Walters action voluntarily requested that such action be dismissed.

Since August 29, 2014, InterMune and its directors have been named as defendants in seven other purported stockholder class actions.  Four of these actions were filed in the Superior Court of California, San Mateo County:  Meraz v. InterMune, Inc., et al., CIV 530275, filed September 4, 2014, Corabi et ano. v. InterMune, Inc., et al., CIV 530290, filed September 5, 2014, Paul v. InterMune, Inc, et al., CIV 530304, filed September 5, 2014, and Tevanian v. InterMune, Inc., et al., CIV 530431, filed September 15, 2014.  The other three actions were filed in the Court of Chancery of the State of Delaware:  McCracken v. Welch, et al., C.A. No. 10086-VCN, filed September 4, 2014, Wagner v. InterMune, Inc., et al., C.A. No. 10098, filed September 5, 2014, and Miller v. InterMune, Inc., et al., C.A. No. 10096, filed September 5, 2014.  Each of these seven cases is a putative class action brought by a purported stockholder or stockholders of InterMune alleging, among other things, that InterMune’s directors breached their fiduciary duties to InterMune’s stockholders by approving the Merger Agreement, that the disclosures in the Schedule 14D-9 are inadequate, and that InterMune, Parent and Purchaser aided and abetted the alleged breaches of fiduciary duty. The complaints seek, among other things, an order enjoining the proposed transaction. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaints, which are filed as Exhibits (a)(5)(xii) and (a)(5)(xiv) through (a)(5)(xx) to the Schedule TO and are incorporated herein by reference.

On September 11, 2014, the three putative shareholder class actions pending in the Court of Chancery of the State of Delaware were consolidated by the Court under the caption In re InterMune, Inc. Stockholder Litigation, C.A. No. 10086-VCN (the “Consolidated Delaware Action”).

On September 17, 2014, the plaintiff in the Paul action pending in California state court filed an application for a temporary restraining order precluding the closing of the Offer pending the issuance of certain supplemental disclosures.  On September 18, 2014, the defendants in the Paul action filed an opposition to this application as well as a motion to dismiss the Paul action on the basis of an exclusive forum selection provision in InterMune’s bylaws.  Plaintiff’s application for a temporary restraining order is scheduled to be heard on September 23, 2014, and the defendants’ motion to dismiss is scheduled to be heard on October 17, 2014.  On September 20, 2014, the plaintiff agreed to withdraw its application for a temporary restraining order.

        Beginning in mid-September 2014, the parties to the Consolidated Delaware Action engaged in expedited document and deposition discovery. On September 19, 2014, following expedited discovery, the parties to the Consolidated Delaware Action entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Court of Chancery of the State of Delaware, to settle the Consolidated Delaware Action. Pursuant to the MOU, the defendants agreed to make certain supplemental disclosures set forth in Amendment No. 5 to the Schedule 14D-9. The MOU further provides that, among other things, (a) the parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Court of Chancery of the State of Delaware for review and approval, (b) the Stipulation will provide for dismissal of the Consolidated Delaware Action, (c) the Stipulation will include a general release of defendants of claims relating to the Offer, the Merger, and the Merger Agreement and (d) the proposed settlement is conditioned on, among other things, consummation of the Merger, completion of confirmatory discovery, class certification, and final approval by the Court of Chancery of the State of Delaware after notice to InterMune’s stockholders. Notwithstanding the MOU, there can be no assurance that the Merger will be consummated or that the court will approve the settlement contemplated by the MOU. The settlement will not affect the amount of consideration that InterMune’s stockholders are entitled to receive in the Offer or the Merger.

Defendants deny all liability with respect to the facts and claims alleged in the Consolidated Delaware Action and specifically deny that any breach of fiduciary duty occurred, or that any further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation or law. However, to avoid the risk that litigation may delay or otherwise adversely affect the consummation of the Merger, to minimize the expense of defending such litigation, to remove the distraction of continued litigation and to provide additional information to our stockholders at a time and in a manner that would not cause any delay of the closing of the Offer or the Merger, defendants have agreed to the terms of the proposed settlement described above.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(5)(xx)
Plaintiff’s original complaint filed by Anita Tevanian, individually and on behalf of all others similarly situated, on September 15, 2014, in the Superior Court of California, San Mateo County, CIV 530431.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2014

KLEE ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President and Tax Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of August 29, 2014.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on August 29, 2014.

(a)(5)(i)
Joint Media Release issued by Roche and InterMune on August 24, 2014 (incorporated by reference to Exhibit 99.1 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(ii)
Key Messages and Q&A dated August 24, 2014 (incorporated by reference to Exhibit 99.2 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(iii)
Letter sent to Roche employees dated August 24, 2014 (incorporated by reference to Exhibit 99.3 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(iv)
Letter sent to InterMune employees dated August 24, 2014 (incorporated by reference to Exhibit 99.4 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(v)
Email sent to Genentech employees from Ian Clark, Head North America, CEO of Genentech, dated August 24, 2014 (incorporated by reference to Exhibit 99.5 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(vi)
Email sent to Roche European Union employees from Jennifer Cooke, Head of Pharma Region Europe, dated August 24, 2014 (incorporated by reference to Exhibit 99.6 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(vii)
Presentation used for investor relations conference call dated August 25, 2014 (incorporated by reference to Exhibit 99.1 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(viii)
Presentation used for InterMune E.U. employee town hall dated August 25, 2014 (incorporated by reference to Exhibit 99.2 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(ix)
Presentation used for InterMune U.S. employee town hall dated August 25, 2014 (incorporated by reference to Exhibit 99.3 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(x)
Email sent by Ian Clark, Head North America, CEO of Genentech, to InterMune U.S. commercial employees dated August 25, 2014 (incorporated by reference to Exhibit 99.4 of the second Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on August 25, 2014).

(a)(5)(xi)
InterMune, Inc. Current Report on Form 8-K dated August 22, 2014 (incorporated by reference to the InterMune, Inc. Current Report on Form 8-K (File No. 000-29801) filed with the Commission on August 25, 2014).

(a)(5)(xii)
Plaintiff’s original complaint filed by Kimberly Walters, individually and on behalf of all others similarly situated, on August 20, 2014, in the Superior Court of California, San Mateo County, CIV 530186.

(a)(5)(xiii)	Press Release issued by Roche Holdings, Inc. dated August 29, 2014.

Exhibit No.	Description

(a)(5)(xiv)
Plaintiff’s original complaint filed by Alondra Meraz, individually and on behalf of all others similarly situated, on September 4, 2014, in the Superior Court of California, San Mateo County, CIV 530275.

(a)(5)(xv)
Plaintiff’s original complaint filed by Shaun McCracken, on behalf of himself and all others similarly situated, on September 4, 2014, in the Court of Chancery of the State of Delaware, Case No. 10086-VCN.

(a)(5)(xvi)
Plaintiff’s original complaint filed by Samuel A. Corabi, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San Mateo County, CIV 530290.

(a)(5)(xvii)
Plaintiff’s original complaint filed by Glenn P. Wagner, on behalf of himself and all others similarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10098.

(a)(5)(xviii)	Plaintiff’s original complaint filed by Philip Paul, on behalf of himself and all others similarly situated, on September 5, 2014, in the Superior Court of California, San Mateo County, CIV 530304.

(a)(5)(xix)	Plaintiff’s original complaint filed by Janina Miller, on behalf of herself and all otherssimilarly situated, on September 5, 2014, in the Court of Chancery of the State of Delaware, Case No. 10096.

(a)(5)(xx)*
Plaintiff’s original complaint filed by Anita Tevanian, individually and on behalf of all others similarly situated, on September 15, 2014, in the Superior Court of California, San Mateo County, CIV 530431.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of August 22, 2014, among InterMune, Inc., Roche Holdings, Inc. and Klee Acquisition Corporation (incorporated by reference to Exhibit 2.1 of the InterMune, Inc. Current Report on Form 8-K (File No. 000-29801) filed with the Commission on August 25, 2014).

(d)(2)	Confidentiality Agreement, dated as of August 5, 2014, between Roche Holdings, Inc. and InterMune, Inc.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith